UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2- Exit Filing)*

The Simply Good Foods Company

(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

82900L 102
(CUSIP Number)

October 13, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☐   Rule 13d-1(c)

☒   Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Conyers Park Sponsor LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) OO

Reference is hereby made to the statement on Schedule 13G originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 17, 2018, as amended on February 14, 2022 (the “Schedule 13G”). Terms defined in the Schedule 13G and used and not otherwise defined herein are as so defined in the Schedule 13G.

The following items of the Schedule 13G are hereby amended and restated to read in their entirety as follows:

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this statement are incorporated herein by reference.

Pursuant to and in accordance with the terms of the Reporting Person’s organizational documents and as was provided to occur on or about the fifth anniversary of the closing of Conyers Park Acquisition Corp’s initial business combination, the Reporting Person made a pro-rata distribution in kind of shares of the Issuer’s Common Stock to its members for no consideration. Among the recipients of the shares of the Issuer’s Common Stock distributed are investment entities controlled by James Kilts and David West and Brian Ratzan, who received in aggregate a significant majority of the stock previously held by the Reporting Person. Messrs. Kilts, Ratzan and West are members of the Issuer’s Board of Directors. Accordingly, the Reporting Person ceased to beneficially own any of the Issuer’s Common Stock. Each of Messrs. Kilts, Ratzan and West have informed the Issuer that neither the entities controlled by Mr. Kilts, nor Mr. Ratzan or Mr. West currently intends to dispose of any of the shares of the Issuer’s Common Stock received in such distribution. In connection with this distribution, the Reporting Person assigned in whole to these directors collectively its right, under and in accordance with that certain Investor Rights Agreement between the Issuer and the Reporting Person, to designate persons to be nominated by the Reporting Person for election to the Issuer’s Board of Directors.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following:  ☒

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    October 13, 2022

CONYERS PARK SPONSOR LLC

By:	/s/ Brian K. Ratzan
Name:	Brian K. Ratzan
Title:	Member